CHC Announces First Quarter Results

ST. JOHN'S, NEWFOUNDLAND AND LABRADOR, CANADA--CHC Helicopter
Corporation ("the Company") (TSX: FLY.A and FLY.B; NYSE: FLI)
today announced financial results (unaudited) for the quarter ended July 31, 2003.

                         Financial Highlights
     (in millions of Canadian dollars, except per share amounts)
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                                              Three Months Ended
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                                        July 31, 2003  July 31, 2002
                                           (Unaudited)    (Unaudited)
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Revenue                                        $171.4         $176.0
EBITDA (1)                                       28.1           33.5
Net earnings from operations (1)                 14.6           16.8
Net earnings                                     13.7            8.9
Cash flow from operations                        23.4           25.5

Per share information
Net earnings from operations: (1)
  Basic                                         $0.70          $0.81
  Diluted                                        0.65           0.74
Net earnings:
  Basic                                         $0.66          $0.43
  Diluted                                        0.61           0.40
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(1) See definitions under Non-GAAP Earnings Measures in Management's
     Discussion and Analysis

Highlights

- Revenue for the quarter was $171.4 million compared to $176.0 million earned in the same quarter last year.  Revenue growth was $1.2 million excluding the impact of foreign exchange.

- EBITDA for the quarter was $28.1 million compared to $33.5 million in the same quarter last year. The primary factors contributing to this decrease were foreign exchange, pension expense and pilots'
  disputes in Norway. A pilots' dispute in Norway during the period was settled subsequent to the quarter end subject to union ratification.

- Net earnings for the quarter were $13.7 million, an increase of
  $4.8 million from the $8.9 million earned in the same quarter last year. Last year's results included after tax debt settlement costs of $7.9 million associated with the redemption of 35% of the
  Company's senior subordinated notes.

- The Company has recently been awarded contracts worth over $200 million over the contract terms. Approximately 40% of this revenue is from new customers.

Investor Conference Call

The Company's 1st quarter conference call and webcast will take place
Tuesday, September 9th at 10:30 a.m. EDT.  To listen to the
conference call, dial 416-695-9753 for local and overseas calls, or toll-free 1-877-888-7019 for calls from within North America.  To hear a replay of the conference call, dial 416-252-1143, or toll-free
1-866-518-1010.  The replay will be available until 5 p.m. EDT,
September 12, 2003.

The financial results and a webcast of the conference call will be available through the Company's website at www.chc.ca/fiscal.html.
The webcast will also be broadcast by CCBN at:
www.companyboardroom.com.

CHC Helicopter Corporation is the world's leading provider of heavy and medium helicopter services to the global offshore oil and gas industry with aircraft operating in 23 countries and a team of approximately 2,500 professionals worldwide.

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This press release and management's discussion and analysis may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private
Securities Litigation Reform Act of 1995.  While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of the Company with the United States Securities and
Exchange Commission.  Should one or more of these risks or
uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

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Management's Discussion and Analysis of Financial Condition and
Results of Operations - Three months ended July 31, 2003

Overview

Net earnings from operations during the quarter were $14.6 million
($0.65 per share, diluted) on revenue of $171.4 million compared to net earnings from operations of $16.8 million ($0.74 per share, diluted) on revenue of $176.0 million.  The primary factors impacting results for this quarter compared to the same quarter last year include:

- Unfavourable foreign exchange on EBITDA of approximately $2.6 million;

- Increased defined benefit pension plan expense of approximately
  $3.0 million;

- Real EBITDA(2) of approximately $3.4 million lost due to pilots'
  disputes in Norway;

- A reduction in corporate costs of $1.6 million;

- A reduction in operating expenses of $3.5 million related to a successful cost recovery claim by the Company's Norwegian
  subsidiary for costs incurred in connection with a helicopter crash in 1997;

- Gain on disposals of assets of $1.1 million;

- A net decrease in financing charges of $1.2 million due to a $2.3 million gain on the settlement of a forward foreign currency contract partially offset by unfavourable foreign exchange on operating activities, working capital revaluations and debt repayments; and

- A lower effective income tax rate on net earnings from operations before income taxes during this quarter of 18.4% compared to 24.7%
  experienced in the same quarter last year.

Net earnings during the quarter were $13.7 million ($0.61 per share, diluted) compared to net earnings of $8.9 million ($0.40 per share, diluted) in the same quarter last year.  Last year's results included realized after-tax debt settlement costs of $7.9 million on the redemption of euro 50.8 million (35%) of the Company's 11.75% senior subordinated notes in May 2002.  This year's results include an after-tax restructuring charge of $0.9 million related to the consolidation of the Company's European operations.

Real revenue (2) growth of $1.2 million offset by unfavourable foreign exchange of $5.8 million resulted in a net decrease in revenue of
$4.6 million compared to the same period last year.  EBITDA decreased from $33.5 million to $28.1 million due primarily to the factors described above.

(2) Real revenue and real EBITDA refer to revenue and EBITDA excluding the impact of foreign exchange.

Revenue

Total revenue for the quarter was $171.4 compared to revenue of
$176.0 million for the same quarter last year.  The following factors account for the change:

- An increase in real revenue of $1.1 million in the Company's
  International helicopter flying segment primarily due to new oil and gas contracts and increased rates offset by a $2.8 million decrease in real revenue in the Company's European flying
  operations due primarily to reduced training revenue. While flying activity decreased in the European segment by 906 hours, of which approximately 500 hours was due to pilots' disputes in Norway, real flying revenue in the European segment remained unchanged quarter over quarter due to higher rates and fleet mix.

- An increase in real third-party repair and overhaul revenue of $2.6 million due to an increase in both "power-by-the-hour" and large maintenance projects;

- Increased revenue from the Company's composites manufacturing segment of $0.3 million; and

- A net revenue decrease of $2.3 million related to the translation of the foreign subsidiary financial results into Canadian dollars as a result of the weakening of the Norwegian kroner and pound sterling partially offset by the strengthening of the Australian dollar and South African rand compared to the same quarter last year.  Net unfavourable foreign exchange of approximately $3.5 million primarily related to the translation of U.S. dollar and euro denominated transactions into the reporting currencies of the
  Company's operating divisions accounted for the remaining decrease, for a total unfavourable foreign exchange impact on revenue of $5.8 million.

                       Revenue Summary by Quarter
                   (in millions of Canadian dollars)
                               (Unaudited)
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                                  Total    Repair
                    Interna- Helicopter       and
Period      Europe   tional  Operations  Overhaul Composites   Total
---------------------------------------------------------------------
Q2-F2002    $107.8    $38.9      $146.7     $13.4         $-  $160.1
Q3-F2002      95.6     44.9       140.5      11.1          -   151.6
Q4-F2002     102.1     46.7       148.8      10.9          -   159.7
Q1-F2003     118.0     45.8       163.8      10.9        1.3   176.0
Q2-F2003     125.4     44.5       169.9      19.6        1.2   190.7
Q3-F2003     116.2     46.4       162.6      15.9        1.5   180.0
Q4-F2003     108.6     48.0       156.6      16.6        2.4   175.6
Q1-F2004     113.0     43.6       156.6      13.3        1.5   171.4
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Flying Hours

The Company derives its flying revenue from two primary types of contracts.  Approximately 59% (2003 - 63%) of the Company's year-to-
date flying revenue was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remaining
41% (2003 - 37%) was generated by fixed monthly charges.  Because of the significant fixed component, an increase or decrease in flying hours may not result in a proportionate change in revenue.  While flying hours may not correlate directly with revenue, they remain a good measure of activity level and fleet utilization.

The following table provides a quarterly summary of the Company's flying hours and number of aircraft for the past eight quarters.

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                   Flying Hours - Helicopter Operations
                              (Unaudited)
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                         Flying Hours         Number of Aircraft
              ----------------------------   ------------------------
  Period        Europe     Int'l     Total      Europe     Int'l
---------------------------------------------------------------------
Q2-F2002        24,773    10,663    35,436          76        85
Q3-F2002        21,781    11,276    33,057          75        88
Q4-F2002        21,650    10,975    32,625          72        88
Q1-F2003        23,257    11,165    34,422          72        87
Q2-F2003        22,994    10,618    33,612          73        87
Q3-F2003        20,316    11,189    31,505          73        90
Q4-F2003        19,430    11,067    30,497          71        88
Q1-F2004        22,351    11,057    33,408          72        90
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The following table shows flying revenue mix by segment and in total by aircraft type for year-to-date fiscal 2004 and 2003.  The mix of aircraft type has remained relatively consistent year-over-year.

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                  Year-to-Date Flying Revenue Mix
                 (in thousands of Canadian Dollars)
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                                      Three months ended
                                         July 31, 2003
                                          (Unaudited)
---------------------------------------------------------------------
                           Heavy      Medium       Light       Total
---------------------------------------------------------------------
Europe                   $84,415     $21,276          $-    $105,691
International             12,945      26,467       2,150      41,562
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Total Flying Revenue     $97,360     $47,743      $2,150    $147,253
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Total %                     66.1%       32.4%        1.5%        100%
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                                      Three months ended
                                         July 31, 2002
                                          (Unaudited)
---------------------------------------------------------------------
                           Heavy      Medium       Light       Total
---------------------------------------------------------------------
Europe                   $85,382     $22,472          $-    $107,854
International             14,213      28,072       2,008      44,293
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Total Flying Revenue     $99,595     $50,544      $2,008    $152,147
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Total %                     65.5%       33.2%        1.3%        100%
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The following table shows total flying revenue by segment by hourly versus fixed charges (including the impact of foreign exchange) for year-to-date fiscal 2004 and 2003.  The decrease in revenue from hourly charges is the result of reduced flying activity in the
Company's markets.

---------------------------------------------------------------------
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                       Flying Revenue - Hourly vs. Fixed
                          Three months ended July 31,
                       (in thousands of Canadian dollars)
                                 (Unaudited)
---------------------------------------------------------------------
                    Hourly             Fixed               Total
---------------------------------------------------------------------
                2003      2002     2003     2002      2003      2002
---------------------------------------------------------------------
Europe       $72,415   $81,293  $33,276  $26,561  $105,691  $107,854
Inter-
 national     13,916    15,103   27,646   29,190    41,562    44,293
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             $86,331   $96,396  $60,922  $55,751  $147,253  $152,147
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The following table shows segment flying revenue by industry sector
(including the impact of foreign exchange) for year-to-date fiscal
2004 and 2003.

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                  Flying Revenue - By Industry Sector
                      Three months ended July 31,
                  (in thousands of Canadian dollars)
                             (Unaudited)

                    Europe          International          Total
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                2003      2002     2003      2002      2003      2002
---------------------------------------------------------------------
Oil & Gas -
 Production  $87,627   $84,398  $21,927   $19,632  $109,554  $104,030
Oil & Gas -
 Exploration   9,520    15,065    8,447    11,212    17,967    26,277
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Oil & Gas -
 Total        97,147    99,463   30,374    30,844   127,521   130,307

EMS/SAR (1)    5,274     4,611    8,338     8,259    13,612    12,870
Other          3,270     3,780    2,850     5,190     6,120     8,970
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            $105,691  $107,854  $41,562   $44,293  $147,253  $152,147
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(1) EMS/SAR - Emergency Medical Services and Search and Rescue
   Services

Aberdeen Airport in the U.K. reports monthly helicopter passenger traffic at the Company's largest base.  The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen
Airport for fiscal 2000 to 2004.

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                 Aberdeen Airport - Helicopter Passengers
                                 Year ended April 30,
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                      2004      2003       2002       2001      2000
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Q1                 101,757   116,102    121,868    103,874   101,073
Q2                           112,449    123,012    114,376    92,355
Q3                            92,918    114,606    104,381    85,167
Q4                            92,686    108,247    101,166    85,190
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                             414,155    467,733    423,797   363,785
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Source: Aberdeen Airport Ltd.

The data in the above table shows that helicopter passenger activity this quarter has continued to decline from the same period in fiscal
2003, 2002 and 2001.  In addition, the data demonstrates the modest level of seasonality in activity from quarter to quarter.

Review of Operations

Europe

                   European Flying Segment
                  (millions of CAD dollars)
                         (Unaudited)
          ----------------------------------------
                             Q1-04          Q1-03
          ----------------------------------------
           Revenue          $113.0         $118.0
          ----------------------------------------
           EBITDA             19.4           23.6
          ----------------------------------------
           EBITDA %           17.2%          20.0%
          ----------------------------------------

Revenue from the Company's European flying segment was $113.0 million during the quarter compared to $118.0 million last year. Of the $5.0 million decrease, $2.2 million relates to unfavourable foreign exchange while $2.8 million relates to a decrease in training revenue in Norway due to the postponement of training by several international customers following the travel ban in connection with SARS. While flying activity was lower by 906 hours quarter over quarter, flying revenue, excluding the impact of foreign exchange, was unchanged from the same period last year. Approximately 500 hours, equating to
$2.7 million in revenue, of the decrease in flying activity was due to pilots' disputes in Norway.  The remaining was due to general decreased activity primarily by bp, Statoil and TotalFinaElf, the expiration of a contract with the consortium Amerada, Statoil and
Danish Oil and Natural Gas during the third quarter last year somewhat offset by activity on new short and long-term contracts including
Enterprise Oil and Norsk Hydro. A decrease in flying revenue due to decreased activity was equally offset by higher rates.

EBITDA from the European flying segment was $19.4 million for the quarter compared to $23.6 million last year.  Of the $4.2 million decrease, $1.8 million relates to unfavorable foreign exchange while
$2.4 million represents a decrease in real EBITDA.  This decrease in real EBITDA was due primarily to (i) increased defined benefit pension plan expense of approximately $2.5 million, (ii) lost EBITDA of approximately $3.4 million related to pilots' disputes in Norway,
(iii) increased inter-company maintenance costs of approximately $1.2 million, and (iv) reduced training activities.  Partially offsetting these negative factors was the settlement of a $3.5 million
successful cost recovery claim.

As a result of a pilots' dispute in the Company's Norwegian
subsidiary during this quarter, the Company sub-contracted work to competitors to support customer flying resulting in a negative impact on EBITDA of $2.1 million. In the first quarter of fiscal 2003, the
Company flew 300 hours in support of customers of a competitor whose pilots were on strike, generating $1.3 million in EBITDA for a total change in EBITDA of $3.4 million quarter over quarter. Subject to union ratification, a three year agreement was reached with the
Company's pilots' union. EBITDA as a percentage of revenue
was 17.2% compared to 17.5% experienced last quarter and 20.0%
experienced during the same quarter last year.  EBITDA percentage declined due to the factors noted above.

In order to offer quality service at competitive rates to customers and achieve a reasonable rate of return on assets, the Company launched an extensive review of costs in its European operations.
Initially, in response to anticipated reductions in flying hours
(that have now materialized), the U.K. took steps to cut costs by
$10 million annually. This initiative is substantially complete, with annualized savings of $9 million achieved to date and the remainder expected in the next few months. In addition, the Company has been implementing new computer software throughout the European operation that on completion will facilitate a reduction in manual processes and duplication. Implementation of the Flight Business
System was delayed by the pilot unrest over the past few months, but was successfully launched subsequent to quarter end. The Company is continuing to consult with its unions to develop a structure that will yield considerable savings. It is crucial that management and the unions develop more flexible and efficient cost structures to support continued investment in the North Sea. The ultimate goal is to achieve a cost structure that is the most competitive in the region. We believe that this is achievable. This will allow CHC to successfully compete for the many European growth opportunities that are expected in the future.

In August 2003, the Company was awarded a three-year contract (plus two one-year options) with Apache North Sea Ltd. for the provision of offshore helicopter support services.  Utilizing Super Puma AS332L aircraft from its pool of Super Puma helicopters based at Aberdeen,
Scotland, the Company will provide crew transportation services for the Forties offshore oil and gas fields in the Central North Sea.
The three-year contract commenced in August 2003, and replaces a contract formerly held with bp, which had been due to expire in
August 2004.  bp announced the sale of its Forties asset to Apache
January 13, 2003.

International

                   International Flying Segment
                     (millions of CAD dollars)
                            (Unaudited)
           -----------------------------------------
                               Q1-04          Q1-03
           -----------------------------------------
           Revenue             $43.6          $45.8
           -----------------------------------------
           EBITDA                6.4            9.8
           -----------------------------------------
           EBITDA %             14.7%          21.3%
           -----------------------------------------

Revenue from the Company's International flying segment was $43.6 million during the quarter compared to $45.8 million last year.  Of the $2.2 million decrease, $3.3 million relates to unfavourable foreign exchange partially offset by real revenue growth of $1.1 million.  Real revenue growth is attributable to a net increase in flying revenue of $0.5 million and an increase in other revenue of
$0.6 million.  Flying revenue increased due to higher rates quarter over quarter despite a decline in flying activity of 108 hours.
Flying activity from oil and gas customers increased by 652 hours while activity from SAR/EMS customers decreased by 202 hours and activity from other customers (including the United Nations)
decreased by 558 hours quarter over quarter.

EBITDA from the International flying segment was $6.4 million for the quarter compared to $9.8 million last year.  Of the $3.4 million decrease, $1.4 million relates to unfavourable foreign exchange while
$2.0 million relates to a decrease in real EBITDA.  The decrease in real EBITDA is due primarily to (i) operating costs associated with training new pilots and refurbishing aircraft in Australia for upcoming contracts, (ii) the inclusion in last year's first quarter of two short-term contracts in the Company's Africa division at favourable rates, (iii) lost revenue on leased aircraft in-between contract changeovers, and (iv) an unfavourable EBITDA margin experienced on a contract in the Africa division that has since been re-tendered at better rates.  EBITDA as a percentage of revenue was
14.7% compared to 21.3% during the same quarter last year.  EBITDA percentage decreased due to the factors discussed above.

Subsequent to the quarter end the Company was awarded a five-year contract renewal with Total Exploration and Production Company in
Southeast Asia for the provision of one dedicated Sikorsky S76++
helicopter.  The contract will generate anticipated revenues of $18.8 million over the five-year period.  Additionally, the Company was awarded new work in Southeast Asia with anticipated revenues of $5.3 million over one year.  The new work is comprised of a short-term contract with Daewoo International Corporation and a 12-month contract expansion with Premier Petroleum.  Both projects utilize existing aircraft from the Company's Southeast Asia fleet.

The Company has also recently completed negotiations for new long-
term agreements in Brazil and Taiwan with total anticipated revenues of approximately $44.0 million over five years.  The Company will lease two Super Puma AS332L1 helicopters to a Brazilian helicopter operator for a five-year period commencing April 1, 2004.  The aircraft, to be operated in support of Petrobras, Brazil's national oil company, will be redeployed from the Company's North Sea fleet.
The Company's repair and overhaul division will provide maintenance services on a "power-by-the-hour" basis.  In Taiwan, the Company will provide support to the Taiwanese Coast Guard with a newly acquired
Bell 412HP helicopter.

The Company also commenced a new contract in August 2003 with Western
Australia Ambulance for emergency medical services for a term of five years with options for periods up to a further five years.  The contract is serviced by an existing Bell 412 to be replaced by a new
Bell 412EP which was purchased subsequent to the quarter end and is being modified for the contract.

In September 2003, the Company, through its business partner Thai
Aviation Services ("TAS"), received notification from Unocal Thailand of its willingness to extend the existing contract for an additional five-year term.  The contract extension is expected to generate revenues of approximately $92.3 million over the period from
January 1, 2004 to December 31, 2008. TAS and the Company will continue to provide two Sikorsky S76A++ helicopters and two
Sikorsky S61N helicopters in support of Unocal Thailand's offshore gas production project in Thailand.

Repair and Overhaul

                           Repair and Overhaul
                        (millions of CAD dollars)
                              (Unaudited)
           ------------------------------------------------
                                      Q1-04          Q1-03
           ------------------------------------------------
           Total Revenue              $43.0          $40.5
           ------------------------------------------------
           Third-party Revenue         13.3           10.9
           ------------------------------------------------
           EBITDA                       8.2            7.9
           ------------------------------------------------
           EBITDA % (i)                19.1%          19.6%
           ------------------------------------------------

(i) EBITDA% is calculated as a percentage of total revenue (including both internal and external third-party revenue)

Astec

Total revenue from the repair and overhaul business during the quarter was $43.0 million compared to $40.5 million for the same period last year.  The increase in third-party revenue of $2.4 million is attributable to a $1.3 million increase in real revenue from large non "power-by-the-hour" maintenance projects and a $1.3 million increase in real "power-by-the-hour" revenue from new and existing customers quarter over quarter offset by $0.2 million in unfavourable foreign exchange.

EBITDA for the quarter was $8.2 million compared to $7.9 million last year, for an increase of $0.3 million.  Favourable foreign exchange of $0.6 million was partially offset by a reduction in real EBITDA of
$0.3 million.  EBITDA as a percentage of revenue at 19.1% was slightly below the EBITDA percentage of 19.6% experienced in the same quarter last year.  Astec recently established a U.K. repair and overhaul facility to perform certain inter-company services.  During the quarter some of the scheduled U.K. maintenance was delayed, negatively impacting margins.

In June 2003, the Company's repair and overhaul business in Norway was awarded a three-year contract to repair and overhaul a fleet of
11 Puma and Super Puma helicopters operated by the Swedish Defence
Material Administration.  The contract, valued at a minimum $4.0 million per annum, runs from July 1, 2003 to June 30, 2006 and replaces an existing contract.

Composites

                     Composites Manufacturing
                     (millions of CAD dollars)
                           (Unaudited)
           --------------------------------------------
                                   Q1-04         Q1-03
           --------------------------------------------
           Revenue                  $1.5          $1.2
           --------------------------------------------
           EBITDA                   (0.7)         (1.0)
           --------------------------------------------

Composites

Total revenue from the Company's composites manufacturing segment was
$1.5 million compared to $1.2 million generated last year while
EBITDA was ($0.7) million compared to ($1.0) million in the same period last year.

Work continues on preparing for the start of production on the Aero
Vodochody contract for the manufacture of S76 components.  Partial deliveries of components are scheduled for December 2003 with full-
scale production deliveries scheduled for March 2004.

The Company is still exploring strategic alternatives for Composites, including a sale of all or a portion of the business with the assistance of a financial advisor.

Corporate and Other

The Corporate and other segment recorded costs of $5.2 million compared to $6.8 million in the same quarter last year. The
$1.6 million improvement quarter over quarter related primarily to reduced compensation costs.

Financing Charges

Interest costs on debt obligations during the quarter were $7.7 million compared to $8.0 million last year (See Note 7 to the
Consolidated Interim Financial Statements).  The slight reduction in interest on debt obligations was primarily the result of lower interest rates and debt levels related to the Company's variable rate senior credit facilities.  The average interest rate on the Company's variable-rate senior credit facilities for the current quarter was approximately 4.9% compared to 5.6% in the same period last year.
During the quarter the Company recorded a $2.3 million foreign exchange gain on the maturity of a forward foreign currency contract.

Income Taxes

Total income tax expense recorded during the quarter was $2.9 million compared to total income tax expense of $1.0 million recorded in the same quarter last year.  During the quarter the Company recorded an income tax recovery of $0.4 million on restructuring costs related to the consolidation of the Company's European operations.  During the same quarter last year the Company recorded an income tax recovery of
$4.6 million related to the redemption of 35% of its senior
subordinated notes.  Income tax expense included in net earnings from operations was $3.3 million for the quarter. For the same quarter last year the Company reported income tax on earnings from operations of $5.5 million. The effective income tax rate on net earnings from operations before income taxes year-to-date July 31, 2003 was 18.4%
compared to 24.7% in the prior year.  The lower rate this year is primarily the result of decreased earnings in jurisdictions with higher tax rates.

Cash Flows, Liquidity and Capital Resources

Operating Activities

Cash flow from operations for the quarter was $23.4 million, a $2.1 million decrease over last year.

Non-cash working capital increased by $40.4 million during the quarter in comparison to an increase of $1.1 million in the same quarter last year.  The primary factors contributing to the increase this quarter were (i) a $5.5 million accrual in accounts receivable related to the settlement of two claims by the Company, (ii) a $7.7 million increase in inventory in the Company's repair and overhaul segment in support of higher volumes, (iii) a $5.3 million payment of accrued interest on the Company's euro denominated debt, (iv) a $3.9 million payment of accrued compensation, and (v) an $8.0 million repayment of a grant related to 1998 asset dispositions.

Financing Activities

The Company's net debt (net of cash) increased by $31.4 million during the quarter from $263.2 million to $294.6 million.  This increase consists of a real debt increase of $2.9 million and a real cash decline of $33.1 million offset by foreign exchange of $4.6 million.  The real decrease in cash of $33.1 million was due primarily to the acquisition of three aircraft and the net use of cash from operating activities during the quarter.  The foreign exchange impact was due primarily to the Company's pound sterling and
Euro denominated debt.
As at July 31, 2003 the Company had unused credit facilities of $44.7 million and cash of $24.0 million, for a total of $68.7 million.

                                       Change in
                               Net Debt Position During Q1
                            (in millions of Canadian dollars)
                                      (Unaudited)
--------------------------------------------------------------
Opening balance                         $263.2
Real decrease in debt                      2.9
Real decrease in cash                     33.1
Foreign exchange                          (4.6)
--------------------------------------------------------------
Ending balance                          $294.6
--------------------------------------------------------------
--------------------------------------------------------------

Investing Activities

Capital expenditures of $20.9 million during the quarter included
$16.3 million for the purchase of three aircraft, $0.9 million in aircraft modifications, $0.7 million in building additions, $1.5 million related to new information systems software and
administrative equipment and $1.5 million in other equipment.  In addition, the Company incurred expenditures of $2.7 million related to helicopter major inspections.  The Company recorded accumulated amortization of helicopter component costs of $39.6 million during the quarter compared to component expenditures of $34.3 million for a net of $5.3 million.  All major component repair and overhaul expenditures including major inspections are capitalized and expensed over their period of future benefit as described in note 1 to the
Company's fiscal 2003 audited consolidated financial statements.

Foreign Currency

The Company's reporting currency is the Canadian dollar.  However, a significant portion of revenue and operating expenses are denominated in pound sterling, Norwegian kroner, Australian dollars and South
African rand, the reporting currencies of the Company's principal foreign operating subsidiaries. In addition, certain revenue and operating expenses are transacted in U.S. dollars and euros.  Upon translation into Canadian dollars of the financial results of these foreign operations revenue was negatively impacted by $2.3 million as a result of the weakening of the Norwegian kroner and pound sterling somewhat offset by the strengthening of the Australian dollar and
South Africa rand quarter over quarter.  The impact on revenue due to the translation of U.S. dollar and euro denominated transactions into the reporting currencies of the Company's divisions was unfavourable by $3.5 million, for a total unfavourable foreign exchange impact of
$5.8 million.

The impact of foreign exchange on EBITDA related to the translation of the foreign subsidiaries results into Canadian dollars was unfavourable by $0.6 million with the impact of the U.S. dollar and euro foreign exchange conversions also being unfavourable by $2.0 million for a total of $2.6 million.  Since interest expense, amortization, income tax expense, capital expenditures and debt repayments are also generally in European currencies and U.S.
dollars, the net impact of foreign exchange on net earnings and cash flow is not as significant.  The Company's overall approach to managing foreign currency exposures includes identifying and quantifying its currency exposures and putting in place the necessary financial instruments to manage the exposures.  In managing this risk, the Company may use financial instruments including forwards, swaps, and other derivative instruments.  Company policy specifically prohibits the use of derivatives for speculative purposes.

The Company has designated its pound sterling and euro denominated debt as hedges in its investment in its self-sustaining European subsidiaries.  As a result, revaluation gains and losses on this debt and the net investments are offset in the shareholders' equity section on the balance sheet in accordance with GAAP.

To minimize foreign exchange risk, the Company has denominated its debt in various currencies to match net operating cash flows with debt service obligations.  As at July 31, 2003, the Company's net debt was denominated in the following currencies:

                                                 (Unaudited)
---------------------------------------------------------------------
                                          Debt in           Canadian
                                Original Currency         Equivalent
Currency                                   (000's)            (000's)
---------------------------------------------------------------------
Pound sterling             pounds sterling 45,367           $102,955
U.S. dollar                               $15,000             21,137
Euro                                 euros 95,386            151,063
Canadian dollar                        CDN 17,764             17,764
Norwegian kroner                      NOK 132,500             25,639
Cash (various currencies)                                    (23,983)
---------------------------------------------------------------------

Total Reported Net Debt                                     $294,575

Fleet

At July 31, 2003 the Company's fleet consisted of 116 owned and 46 operating leased aircraft.  An additional 139 aircraft are employed in the Company's 43.5% owned Canadian onshore helicopter operations,
Canadian Helicopters Limited, for a total of 301.  The Company employs 72 aircraft in Europe, (primarily in the North Sea) and 90 in its other international markets.

---------------------------------------------------------------------
---------------------------------------------------------------------
                             Fleet Summary
---------------------------------------------------------------------
                                                           Operating
                       Heavy   Medium   Light  Total  Owned   Leased
---------------------------------------------------------------------
Fleet at
 April 30, 2003           69       76      14    159    114       45

Increases (decreases)
 during the period:

Twin Otter                                  1      1               1
S76+ and S76++                      2              2      2
Total loss due to
 accident - S76A                   (1)            (1)    (1)
Super Puma Mkll            1                       1               1
Purchase of
 previously leased
  Super Puma                                              1       (1)
---------------------------------------------------------------------

Fleet at
 July 31, 2003            70       77      15    162    116       46
---------------------------------------------------------------------
---------------------------------------------------------------------

During the quarter an S76A aircraft owned by the Company's Africa division, but leased to a Brazilian helicopter operator, crashed in
Brazil.  Insurance proceeds of $2.1 million was accrued during the quarter resulting in a net gain on disposal of the aircraft of $1.2 million.

The Company also purchased a Super Puma aircraft for $10.2 million that was previously leased. The Company intends to sell and
lease-back this aircraft through another operating lease subsequent to the quarter end.

Two S76 aircraft were purchased in July by the Company's
international operations for $6.1 million.  The aircraft are intended to service anticipated growth in our international operations.

During the quarter the Company made aircraft operating lease payments of $10.2 million compared to $11.2 million in the same period last year.  As at July 31, 2003, there were seven additional leased aircraft compared to the same period last year.  Although there has been an increase in the number of leased aircraft, this has been partially offset by lower payments on existing leases due to lower floating interest rates and more favourable foreign exchange rates.

The Company has entered into operating leases with third-party lessors in respect of 46 aircraft included in the Company's fleet at
July 31, 2003.  Forty-four of these leases are long-term with expiry dates ranging from 2003 to 2010 while the other two are leased on a monthly basis.  The Company has an option to purchase the aircraft at market value or agreed amounts at the end of most of the long-term leases, but has no commitment to do so.

The minimum lease payments required under these aircraft operating leases are as follows (based on July 31, 2003 exchange rates):

                                           Unaudited
------------------------------------------------------
2004                                   $42.2 million
2005                                    35.8 million
2006                                    31.0 million
2007                                    22.6 million
2008                                    17.8 million
and thereafter:                         26.1 million
------------------------------------------------------

Total                                 $175.5 million
------------------------------------------------------
------------------------------------------------------

In addition to aircraft leases, the Company has approximately $4.8 million in annual lease commitments for land, buildings and non-
aircraft equipment.

As at July 31, 2003, the Company had deposits with Eurocopter to secure delivery positions on up to four new Super Puma MkII aircraft and two EC225 helicopters through fiscal 2005.  The Company has some flexibility built into the delivery schedule for these aircraft in order to match acquisitions with new demand.  The Company took delivery of a new Super Puma Mkll during the first quarter.  The
Company acquired this aircraft through a purchase sale-lease back transaction.

The Company also has ordered four new medium helicopters for its international operations for delivery in December 2003.  These aircraft will be used in Southeast Asia and in Africa to meet increased demand by customers for newer medium aircraft with existing helicopters being re-deployed to other projects in international operations.

Based on an independent appraisal as at April 30, 2003, the fair market value of the Company's owned aircraft fleet at July 31, 2003 was U.S. $381.2 million (CDN $537.1 million), exceeding its recorded net book value by approximately CDN $188.9 million (April 30, 2003 -
$185.1 million).

Defined Benefit Employee Pension Plans

At July 31, 2003 the Company had a funding deficit of $68.4 million related to its defined benefit pension plans that require funding by the Company compared to $72.8 million at April 30, 2003, representing an improvement of $4.4 million.  The improvement in the funding deficit was primarily due to $15.4 million in actual returns on the plan assets, employer and participant contributions of $1.6 million and favourable foreign exchange of $1.6 million partially offset by experience losses on the pension obligations of approximately $5.5 million and interest and current period service costs of $8.7 million.  The actual return on the plan assets for the quarter exceeded the expected return on plan assets by approximately $10.0
million.   Investment performance has been at or above the relevant
benchmarks.  Of the $68.4 million funding deficit, $50.0 and $18.4 million are related to plans in the U.K. and Norway, respectively.
Additionally, the Company had a deficit of $33.5 million at July 31,
2003 related to plans that do not require funding compared to $34.4 million at April 30, 2003.

Pension expense related to the defined benefit plans for the quarter ended July 31, 2003 was $6.5 million compared to $3.7 million in the same quarter last year for an increase of $2.8 million, net of favourable foreign exchange of $0.2 million.  Pension expense increased due to assumption changes and increased amortization of net actuarial and experience losses quarter over quarter.

While the asset mix varies in each plan, overall the asset mix at
July 31, 2003 was 42.2% equities (April 30, 2003 - 38.4%), 34.2%
fixed income (April 30, 2003 - 20.1%), and 23.6% money market (April
30, 2003 - 41.5%).

Commodity Prices

Year-to-date July 31, 2003, the Company derived approximately 87% of its flying revenue from the oil and gas industry.  Approximately 86%
of revenue from this industry was derived from the relatively stable production sector which tends to be substantially unaffected by short-term fluctuations in oil and gas prices.  Approximately 10% of the Company's year-to-date flying revenue in the North Sea is derived from exploration activity.

Safety

Safety is a primary focus of all activities performed by the Company.
The Company believes it has one of the best safety records in the industry, as evidenced by its low incident rate and insurance premiums.

Seasonality

The Company's revenues and earnings are primarily derived from oil and gas exploration and production activities and are not subject to significant seasonal variations.  There are, however, seasonal variations in earnings from the Company's 43.5% investment in the onshore operations of Canadian Helicopters Limited.

Non-GAAP Earnings Measures

The Company's continuous disclosure documents may provide discussion and analysis of "EBITDA" and "Net earnings from operations".  These earnings measures do not have standard definitions prescribed by generally accepted accounting principles in Canada and therefore may not be comparable to similar measures disclosed by other companies.
The Company has included these Non-GAAP earnings measures because they are used by management, investors, analysts and others as measures of the Company's financial performance.  The definitions of these Non-GAAP earnings measures are set forth below:

EBITDA is defined as earnings before financing charges, income taxes, large non-recurring items and non-cash items.

Net earnings from operations is defined as net earnings before large non-recurring items.

---------------------------------------------------------------------
---------------------------------------------------------------------
              Reconciliation of Non-GAAP Earnings Measures
                         to GAAP Net Earnings
                  (in thousands of Canadian dollars)

                                               Three Months Ended
                                           July 31,         July 31,
                                               2003             2002
                                         (Unaudited)      (Unaudited)
---------------------------------------------------------------------

Revenue                                    $171,434         $175,979
Operating expenses                          143,335          142,447
---------------------------------------------------------------------
EBITDA                                       28,099           33,532
---------------------------------------------------------------------
Recurring items:
  Amortization                               (5,688)          (5,131)
  Gain on disposals of assets                 1,092              179
  Financing charges                          (6,882)          (8,042)
  Equity in earnings of associated company    1,330            1,785
---------------------------------------------------------------------
                                            (10,148)         (11,209)
---------------------------------------------------------------------

Net earnings from operations
 before income taxes                         17,951           22,323
Income taxes thereon                         (3,311)          (5,514)
---------------------------------------------------------------------
Net earnings from operations                 14,640           16,809
---------------------------------------------------------------------

Non-recurring items
  Restructuring and debt settlement costs    (1,280)         (12,464)
  Income tax recovery thereon                   371            4,548
---------------------------------------------------------------------
                                               (909)          (7,916)
---------------------------------------------------------------------
Net earnings                                $13,731           $8,893
---------------------------------------------------------------------
---------------------------------------------------------------------

---------------------------------------------------------------------
---------------------------------------------------------------------
             Reconciliation of Non-GAAP Earnings Measures
                    to GAAP Net Earnings (cont'd)
    (in thousands of Canadian dollars, except per share amounts)

                                               Three Months Ended
                                             July 31,        July 31,
                                                2003            2002
                                          (Unaudited)     (Unaudited)
---------------------------------------------------------------------

Net earnings from operations
 per share information:

Net earnings from operations                 $14,640         $16,809
Weighted average number of shares (000's)     20,871          20,677

Basic net earnings from operations per share   $0.70           $0.81
---------------------------------------------------------------------
---------------------------------------------------------------------

Net earnings from operations                 $14,640         $16,809
Effect of diluted securities                     119             114
---------------------------------------------------------------------
                                             $14,759         $16,923
Weighted average number of shares (000's)     22,594          22,725

Diluted net earnings
 from operations per share                     $0.65           $0.74
---------------------------------------------------------------------
---------------------------------------------------------------------

Summary financial data - U.S. Dollars

Certain summary financial data from the July 31, 2003 consolidated interim financial statements and the April 30, 2003 consolidated annual financial statements, as detailed below, have been translated into U.S. dollars.  This translation is included solely as
supplemental information for the convenience of the reader.  The data has been translated at the exchange rate at July 31, 2003 of $1.4091 equals U.S. $1.00.

                        Financial Highlights
      (in millions of U.S. dollars, except per share amounts)
---------------------------------------------------------------------
---------------------------------------------------------------------
                                       Three Months
                                              Ended       Year Ended
                                            July 31,        April 30,
                                               2003             2003
---------------------------------------------------------------------

Revenue                                      $121.6           $512.7
EBITDA                                         19.9            100.9
Net earnings from operations                   10.4             49.7
Net earnings                                    9.7             46.9
Cash flow from operations                      16.6             60.8

Per Share Information

Net earnings from operations:
  Basic                                       $0.50            $2.40
  Diluted                                      0.46             2.21
Net earnings:
  Basic                                       $0.47            $2.26
  Diluted                                      0.43             2.09
---------------------------------------------------------------------
---------------------------------------------------------------------

                   CHC Helicopter Corporation
               Consolidated Statements of Earnings
   (in thousands of Canadian dollars, except per share amounts)
---------------------------------------------------------------------
---------------------------------------------------------------------

                                               Three Months Ended
                                            July 31,        July 31,
                                                2003            2002
                                          (Unaudited)     (Unaudited)
---------------------------------------------------------------------

Revenue                                     $171,434        $175,979
Operating expenses                           143,335         142,447
---------------------------------------------------------------------
Earnings before undernoted items              28,099          33,532

Amortization                                  (5,688)         (5,131)
Gain on disposals of assets                    1,092             179
Financing charges (Note 7)                    (6,882)         (8,042)
Equity in earnings of associated company       1,330           1,785
Restructuring and debt
 settlement costs (Note 8)                    (1,280)        (12,464)
---------------------------------------------------------------------
Earnings before income taxes                  16,671           9,859

Income taxes provision                         2,940             966
---------------------------------------------------------------------

Net earnings                                 $13,731          $8,893
---------------------------------------------------------------------
---------------------------------------------------------------------

Earnings per share (Note 10)
Basic                                          $0.66           $0.43
Diluted                                         0.61            0.40
---------------------------------------------------------------------
---------------------------------------------------------------------

See accompanying notes

                       CHC Helicopter Corporation
            Consolidated Statements of Shareholders' Equity
                   (in thousands of Canadian dollars)
---------------------------------------------------------------------
                                             Three Months Ended
                                      July 31, 2003    July 31, 2002
                                         (Unaudited)      (Unaudited)
---------------------------------------------------------------------
Retained earnings, beginning of
 period as originally stated               $177,862         $117,280
Retroactive application of change
 in accounting policy with
 restatement of prior periods (Note 2)            -              180
Retroactive application of change
 in accounting policy without
 restatement of prior periods (Note 2)            -           (1,715)
---------------------------------------------------------------------
Retained earnings, beginning
 of period as restated                      177,862          115,745
Net earnings                                 13,731            8,893
---------------------------------------------------------------------
Retained earnings, end of period            191,593          124,638

Capital stock (Note 9)                      237,024          236,049
Contributed surplus                           3,432            3,291
Foreign currency translation adjustment     (21,213)          (1,546)
---------------------------------------------------------------------

Total shareholders' equity                 $410,836         $362,432
---------------------------------------------------------------------
---------------------------------------------------------------------

See accompanying notes

                      CHC Helicopter Corporation
                     Consolidated Balance Sheets
                 (in thousands of Canadian dollars)
                                As at
---------------------------------------------------------------------
                                             July 31,       April 30,
                                                2003            2003
                                          (Unaudited)       (Audited)
---------------------------------------------------------------------
Assets
Current assets
  Cash and cash equivalents                  $23,983         $58,104
  Receivables                                140,481         139,587
  Future income tax assets                    11,001          11,001
  Inventory                                  213,844         214,656
  Prepaid expenses                            22,498          18,449
---------------------------------------------------------------------
                                             411,807         441,797

Property and equipment, net                  537,046         537,318
Investments                                   22,366          21,043
Other assets                                 122,181         127,535
Future income tax assets                      16,759          17,877
---------------------------------------------------------------------
                                          $1,110,159      $1,145,570
---------------------------------------------------------------------
---------------------------------------------------------------------

Liabilities and shareholders' equity
Current liabilities
  Payables and accruals                     $111,084        $136,743
  Income taxes payable                         3,656           3,993
  Current portion of debt obligations         17,555          20,369
---------------------------------------------------------------------
                                             132,295         161,105

Long-term debt                               141,325         139,374
Senior subordinated notes                    149,264         151,111
Subordinated debentures                       10,414          10,414
Other liabilities                             59,733          59,299
Future income tax liabilities                206,292         210,036
Shareholders' equity                         410,836         414,231
---------------------------------------------------------------------
                                          $1,110,159      $1,145,570
---------------------------------------------------------------------
---------------------------------------------------------------------

See accompanying notes

                      CHC Helicopter Corporation
                 Consolidated Statements of Cash Flows
                   (in thousands of Canadian dollars)
---------------------------------------------------------------------
---------------------------------------------------------------------

                                                Three Months Ended
                                             July 31,        July 31,
                                                2003            2002
                                          (Unaudited)     (Unaudited)
---------------------------------------------------------------------
Operating activities
Net earnings                                 $13,731          $8,893
Non-operating items and
 items not involving cash:
  Amortization                                 5,688           5,131
  Gain on disposals of assets                 (1,092)           (179)
  Equity in earnings of associated company    (1,330)         (1,785)
  Income taxes                                 1,026            (613)
  Non-cash financing charges                     995             481
  Debt settlement                                  -          12,464
  Defined benefit pension plans                4,554           2,150
  Other                                         (204)           (997)
---------------------------------------------------------------------
Cash flow from operations                     23,368          25,545
Change in non-cash working capital           (40,382)         (1,075)
---------------------------------------------------------------------
                                             (17,014)         24,470
---------------------------------------------------------------------
Financing activities
Long-term debt proceeds                       95,194           6,973
Long-term debt repayments                    (92,375)        (83,169)
Debt settlement                                    -          (9,136)
Realized foreign exchange
 loss on hedged debt                            (677)              -
Capital stock issue                               61              41
---------------------------------------------------------------------
                                               2,203         (85,291)
---------------------------------------------------------------------
Investing activities
Property and equipment
  Additions                                  (20,939)         (9,353)
  Helicopter major inspections                (2,723)         (3,242)
  Helicopter components, net                   5,348           1,210
  Proceeds from disposals                      2,098           2,358
Pre-operating expenses                          (513)           (530)
Other                                         (1,596)           (997)
---------------------------------------------------------------------
                                             (18,325)        (10,554)
---------------------------------------------------------------------
Effect of exchange rate changes
 on cash and cash equivalents                   (985)          1,927
---------------------------------------------------------------------
Change in cash and cash
 equivalents during the period               (34,121)        (69,448)
Cash and cash equivalents,
 beginning of period                          58,104         112,838
---------------------------------------------------------------------
Cash and cash equivalents, end of period     $23,983         $43,390
---------------------------------------------------------------------
---------------------------------------------------------------------

See accompanying notes

CHC Helicopter Corporation
Notes to the Consolidated Interim Financial Statements
For the periods ended July 31, 2003 and 2002 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

1. Basis of presentation

The consolidated interim financial statements (the "Statements") have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  Not all disclosures required by Canadian GAAP for annual financial statements are presented and thus the Statements should be read in conjunction with the annual audited consolidated financial statements.  Certain amounts on the Statements for the periods ended July 31, 2002 and
April 30, 2003 have been reclassified to conform to the presentation in the current period.  These Statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements of April 30, 2003, except as disclosed in Note 2 with respect to stock-based compensation plans.

---------------------------------------------------------------------
---------------------------------------------------------------------

2. Accounting policy changes

Translation of foreign currencies

Effective May 1, 2002 the Company retroactively adopted, with restatement of individual prior periods, the new Canadian accounting recommendations with respect to foreign currency translation which conform substantially to United States generally accepted accounting principles ("U.S. GAAP").  These recommendations require that unrealized exchange gains and losses on the translation of long-term debt that has not been designated as a hedge of the Company's net investment in self-sustaining foreign operations be included in earnings immediately. The impact of adopting these new
recommendations in fiscal 2003 was an increase in May 1, 2002 opening retained earnings by $0.2 million and an increase in fiscal 2003 pre-
tax earnings of approximately $0.8 million.

Stock-based compensation plans

Effective May 1, 2002 the Company retroactively adopted, without restatement of prior periods, the new Canadian accounting
recommendations with respect to stock-based compensation.  The recommendations require the use of a fair value based approach to account for specified stock-based compensation awards which include the Company's Stock Appreciation Rights Plan and Long-term Incentive
Plan ("SARs").  The impact of adopting the new recommendations in fiscal 2003 related to the Company's SARs granted prior to May 1,
2002 was a charge against May 1, 2002 opening retained earnings of
$1.7 million.

These recommendations also encouraged but did not require that compensation expense related to share options be calculated under the fair value method.  Where the fair value method is not used, pro-
forma disclosures of net earnings and earnings per share had the fair value method been used is required.  In fiscal 2003 the Company accounted for share options based on their intrinsic value at the date of grant for options issued on or after May 1, 2002 and accordingly did not recognize compensation cost for share options, but alternatively provided pro-forma disclosures.  Effective May 1,
2003, the Company began expensing stock-option awards using the fair value method.  This accounting change was applied prospectively in fiscal 2004 relating to stock options issued on or after May 1, 2003.
There was no impact on the financial results for the quarter as a result of adopting this accounting policy change as no new stock options were granted during the first quarter.

---------------------------------------------------------------------
---------------------------------------------------------------------

3. Variable interest entities

At July 31, 2003 the Company operated sixteen aircraft under operating leases with seven entities that would be considered VIEs under U.S. GAAP.  These leases are at terms and conditions similar to the Company's other operating leases over periods maturing from 2005 to 2010.  Canadian guidance on accounting for VIEs (Accounting
Guideline 15) is essentially consistent with the provisions contained under U.S. GAAP with regard to disclosure and consolidation
requirements.

U.S. GAAP (FASB Interpretation No. 46 ("FIN 46")) was effective for all VIEs created after January 31, 2003 and effective for those VIEs created prior to January 31, 2003 for the Company's interim period commencing August 1, 2003.  The Canadian guidance applies to all annual and interim periods beginning on or after January 1, 2004.

Included in the sixteen aircraft leased from VIEs at July 31, 2003 are four aircraft leased from a VIE that was created subsequent to
January 31, 2003.  The Company is not required to consolidate this
VIE in its consolidated financial statements under the relevant accounting standards based on the underlying facts and conditions.

The remaining twelve aircraft are leased from six VIEs created on or before January 31, 2003.  The application of GAAP in effect for these
VIEs had no impact on the Company's financial statements.  The
Company will complete an analysis of the effects of FIN 46 on these
VIEs during the quarter ending October 31, 2003 based on the terms and conditions then in effect and account for them accordingly.
Based on the analysis completed to date, the Company does not anticipate that the application of FIN 46 and Accounting Guideline 15 to these VIEs will have any significant impact on the Company's consolidated financial statements.

The fair market value of the sixteen aircraft leased from the VIEs at
July 31, 2003, based on an independent appraisal at April 30, 2003, was $220.7 million (April 30, 2003 - $241.1 million).  The Company has provided junior loans, advance rentals and asset value guarantees in connection with operating leases with these VIEs.  The Company's maximum exposure to loss related to the junior loans, advance rentals and asset value guarantees as a result of its involvement with the
VIEs is $17.5 million (April 30, 2003, $19.4 million).

---------------------------------------------------------------------
---------------------------------------------------------------------

4. Cash flow information

Cash interest paid during the quarter was $9.7 million (2003 - $13.6 million) while cash taxes paid were $1.4 million (2003 - $0.9 million).

---------------------------------------------------------------------
---------------------------------------------------------------------

5. Segment information

The Company's operations are segregated into five reportable segments.  The segments are European flying operations, International flying operations, Repair and overhaul operations, Composites manufacturing and Corporate and other.

---------------------------------------------------------------------
---------------------------------------------------------------------

                                               Three Months Ended
---------------------------------------------------------------------
                                             July 31,        July 31,
                                                2003            2002
                                          (Unaudited)     (Unaudited)
---------------------------------------------------------------------
Revenue - external
  Europe (1)                                $113,009        $118,028
  International (2)                           43,617          45,806
  Repair and overhaul (3)                     13,320          10,929
  Composites (4)                               1,488           1,216
---------------------------------------------------------------------
                                             171,434         175,979
---------------------------------------------------------------------
Inter-segment revenues
  Europe                                       3,378           4,267
  International                                2,664           3,214
  Repair and overhaul                         29,640          29,527
  Corporate and other (5)                      3,151           3,463
---------------------------------------------------------------------
                                              38,833          40,471
---------------------------------------------------------------------
EBITDA (6)
  Europe                                      19,422          23,606
  International                                6,392           9,777
  Repair and overhaul                          8,191           7,933
  Composites                                    (729)         (1,009)
  Corporate and other                         (5,177)         (6,775)
---------------------------------------------------------------------
                                              28,099          33,532
---------------------------------------------------------------------

Notes:
1. Europe - includes flying operations in the U.K., Norway, Ireland and Denmark.
2. International - includes operations in Australia, Africa and Asia and offshore work in eastern Canada and in other locations around the world.
3. Repair and overhaul - includes helicopter repair and overhaul operations based in Stavanger, Norway and Aberdeen, Scotland.
4. Composites - includes composite and metal parts manufacturing operations in Canada.
5. Corporate and other - includes corporate head office activities and applicable consolidation eliminations.
6. EBITDA represents "Earnings before undernoted items" on the
   Consolidated Statements of Earnings.

---------------------------------------------------------------------
---------------------------------------------------------------------

6. Employee pension plans

The Company maintains defined benefit and defined contribution pension plans for substantially all of its employees.

Selected summary information about the Company's defined benefit pension plans as at July 31, 2003, as compared to April 30, 2003, is as follows:

                                                      As at
---------------------------------------------------------------------
                                             July 31,       April 30,
                                                2003            2003
                                          (Unaudited)       (Audited)
---------------------------------------------------------------------

Benefit obligations                         $420,087        $423,902
---------------------------------------------------------------------
---------------------------------------------------------------------

Fair value of plan assets                   $318,207        $316,674
---------------------------------------------------------------------
---------------------------------------------------------------------

Funded status
  Defined benefit plans - funded (1)        $(68,417)       $(72,829)
  Defined benefit plans - unfunded (2)       (33,463)        (34,399)
---------------------------------------------------------------------
Total                                       (101,880)       (107,228)

Unrecognized net actuarial and
 experience losses, prior service
 costs and transition amounts                158,838         172,272
Pension guarantee deposits                     2,612           2,767
---------------------------------------------------------------------
Net asset recognized on the balance sheet    $59,570         $67,811
---------------------------------------------------------------------
---------------------------------------------------------------------

(1) Funded plans require contributions to be made by the Company.
(2) Unfunded plans do not require contributions from the Company

Of the net asset recognized on the balance sheet at July 31, 2003,
$76.7 million (April 30, 2003 - $84.0 million) related to the funded plans is recorded in other assets and $17.2 million (April 30, 2003 -
$16.2 million) related to the unfunded plans is recorded as an accrued pension obligation in other liabilities.

The significant weighted average actuarial assumptions adopted in measuring the Company's net defined benefit pension plan expense year-to-date July 31, 2003 compared to fiscal 2003 are as follows:

                                 Three Months Ended      Year Ended
                                      July 31, 2003  April 30, 2003
                                         (Unaudited)       (Audited)
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Discount rate                                  5.78%           6.59%
Expected long-term rate
 of return on plan assets                      6.92%           7.27%

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7. Financing Charges

                                                Three Months Ended
                                             July 31,        July 31,
                                                2003            2002
                                          (Unaudited)     (Unaudited)
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Interest on debt obligations                  $7,701          $7,993
Amortization of deferred financing costs         786             797
Foreign exchange loss (gain) from operating
 activities and working capital revaluation       94          (1,397)
Foreign exchange loss (gain) on
 debt repayment                                  630            (361)
Foreign exchange gain on
 revaluation of long-term debt                     -            (123)
Foreign exchange gain on
 foreign currency agreement                   (2,251)              -
Other                                            (78)          1,133
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Total                                         $6,882          $8,042
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8. Restructuring and debt settlement costs

During the quarter the Company incurred $1.3 million in costs primarily related to compensation upon the termination of employees as a result of the consolidation of the Company's European
operations.  During the same period last year the Company incurred
$12.5 million of debt settlement costs related to the redemption in
May 2002 of 35% of its 11.75% senior subordinated notes.

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9. Capital stock

Authorized:
Unlimited number of each of the following:
  First preferred shares, issuable in series
  Second preferred shares, issuable in series
  Class A subordinate voting shares
  Class B multiple voting shares
  Ordinary shares

                                                 Number of Shares
                                                      000's
---------------------------------------------------------------------
---------------------------------------------------------------------
                                             July 31,       April 30,
                                                2003            2003
                                          (Unaudited)       (Audited)
---------------------------------------------------------------------

Issued:
Class A subordinate voting shares             17,921          17,918
Class B multiple voting shares                 2,955           2,955
Ordinary shares                               11,000          11,000

Class A subordinate voting shares
 that would be issued upon
 conversion of the following:
Class B multiple voting shares                 2,955           2,955
Share options                                  1,967           1,996
Convertible debt                                 690             690
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10. Per share information

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                                  Three Months Ended July 31, 2003
                                            (Unaudited)
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                                              Weighted
                                               average
                                             number of           Net
                                     Net        shares  earnings per
                                earnings        (000's)        share
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Basic                            $13,731        20,871         $0.66

Effect of potential
 dilutive securities:
Share options                          -           936
Convertible debt                     119           690
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                                  13,850        22,497
Anti-dilutive impact                   -            97
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Diluted                          $13,850        22,594         $0.61
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                                  Three Months Ended July 31, 2002
                                            (Unaudited)
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                                              Weighted
                                               average
                                             number of           Net
                                    Net         shares      earnings
                               earnings         (000's)    per share
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Basic                            $8,893         20,677         $0.43

Effect of potential
 dilutive securities:
Share options                         -          1,253
Convertible debt                    114            795
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Diluted                          $9,007         22,725         $0.40
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Per share amounts are calculated under the treasury stock method.
Under this method, the proceeds from the exercise of options are assumed to be used to repurchase the Company's stock on the open market.  The difference between the number of shares assumed purchased and the number of options assumed exercised is added to the number of basic shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share.
Therefore, the number of shares in the diluted earnings per share calculation will increase as the share price increases.

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11. Share option plan

The table below presents pro-forma net earnings, basic earnings per share and diluted earnings per share had the fair value method been used to account for share options.  These pro-forma disclosures pertain to stock options granted in fiscal 2003 upon adoption of the new stock-based compensation standards May 1, 2002.  These pro-forma disclosures exclude any options granted in fiscal 2004 for which compensation expense is recorded using the fair value method as described in Note 2.

                                             Three Months Ended
                                        July 31,             July 31,
                                           2003                 2002
                                     (Unaudited)          (Unaudited)
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Net earnings
  As reported                           $13,731               $8,893
  Pro-forma                              13,671                5,007

Basic earnings per share
  As reported                             $0.66                $0.43
  Pro-forma                                0.66                 0.24

Diluted earnings per share
  As reported                             $0.61                $0.40
  Pro-forma                                0.61                 0.23

The Black Scholes option pricing model was used to fair value the options using the following estimates and assumptions:

           Expected life                     5 years
           Expected dividend yield              0.6%
           Risk-free interest rate              5.0%
           Stock volatility                    40.0%

As at July 31, 2003 total outstanding options were 1,967,040 (July
31, 2002 - 2,075,706).  At July 31, 2003 1,781,679 of the share options were exercisable (July 31, 2002 - 1,693,873).  The weighted average exercise price of the total outstanding options at July 31,
2003 was $13.66 compared to $12.41 at July 31, 2002.

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12. Guarantees

The Company has given guarantees to certain lessors in respect of operating leases.  If the Company fails to meet the senior credit facilities' financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate their debt, the leases provide for a cross-acceleration that could give the lessors and financial institutions the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts.
If the realized value of the aircraft is insufficient to discharge the indebtedness due to those lessors in respect of the present value of the future lease payments, the financial institution could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third-parties under some of its operating leases in connection with a portion of the aircraft values at the termination of the leases.  The leases have terms expiring between 2004 and 2010.  The Company's exposure under the asset value guarantees including guarantees in the form of junior loans, deferred payments and advanced rentals is approximately $37.9 million.  The resale market for the aircraft type for which the
Company has provided guarantees remains strong, and as a result, the
Company does not anticipate incurring any liability or loss with respect to these residual value guarantees.

The Company has performance guarantees with two customers of a third-
party lessee.  These guarantees have been in effect since August 1995 and November 1998 and relate to the provision of helicopter
transportation services involving three heavy aircraft leased to the third-party.  In the event of non-performance by the third-party lessee, the guarantee may require the Company to continue the provision of services under the contract as it is the lessor to the third-party lessee of the three helicopters.  The guarantees are currently being contested, however, as the Company maintains that the contract renewals with the two customers by the third-party lessee were not made in accordance with the express terms of the contracts guaranteed by the Company.  No loss is anticipated as a result of these guarantees.

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13. Reconciliation to accounting principles generally accepted in the
United States

In certain respects, Canadian GAAP differs from U.S. GAAP.  If U.S.
GAAP were employed, the consolidated statements of earnings for the periods indicated would be adjusted as follows:

                                               Three Months Ended
                                             July 31,        July 31,
                                                2003            2002
                                          (Unaudited)     (Unaudited)
---------------------------------------------------------------------

Net earnings according to Canadian GAAP      $13,731          $8,893
Pre-operating expenses                           341             (83)
Gain on sale of assets/amortization expense      (10)            (10)
Ineffective portion of net investment hedge   (6,902)              -
Effect of foreign currency contracts          (1,506)              -
Internal-use software expenses                   (52)              -
Decrease in income tax expense                 1,534           1,018
Other                                              -          (2,715)
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Net earnings according to U.S. GAAP            7,136           7,103
Other comprehensive earnings,
 net of income tax
  Foreign currency translation adjustment    (17,329)         22,460
  Ineffective portion of
   net investment hedge                        5,535               -
  Minimum pension liability adjustment        29,063            (220)
  Interest rate swap adjustment                1,126          (1,774)
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Comprehensive earnings
 according to U.S. GAAP                      $25,531         $27,569
---------------------------------------------------------------------
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Basic net earnings per share
 according to U.S. GAAP                        $0.34           $0.34
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Diluted net earnings per share
 according to U.S. GAAP                        $0.32           $0.32
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The consolidated balance sheet would vary in some respects when restated for U.S. GAAP purposes.  The most significant variances pertaining to the July 31, 2003 balance sheet are listed below:

- Current assets would be increased by $7.6 million to recognize the fair value impact of the forward foreign currency contracts on net earnings.
- Future income tax liabilities would be decreased by $6.5 million to tax-effect adjustments to net earnings and comprehensive earnings under U.S. GAAP.
- Other liabilities would increase by $16.8 million to recognize the minimum pension liability and interest rate swap adjustments recorded in comprehensive earnings as well as the fair value impact of forward foreign currency contracts on net earnings.
- Accumulated other comprehensive earnings would be recorded at
  ($30.3) million under U.S. GAAP for foreign currency translation, minimum pension liability and interest rate swap adjustments in addition to the impact of the ineffective portion of the net investment hedge.
- Retained earnings would be increased by $8.0 million to reflect the cumulative effect of Canadian and U.S. GAAP differences.